UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Monotype Imaging Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

61022P100

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

(713) 482-2196

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,946,682
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,946,682
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,946,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		225,144
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

225,144
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,669
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,669
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,553,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,553,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,553,409
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,553,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,553,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLR PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLRPART, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

15

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BLRGP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

FONDREN MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

17

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

FMLP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

18

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

BRADLEY L. RADOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		851,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

851,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

851,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

KRISTEN O’HARA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

CLIFFORD PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

GEORGE A. RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP NO. 61022P100

1	NAME OF REPORTING PERSON

EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

23

CUSIP NO. 61022P100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiii)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);
24

CUSIP NO. 61022P100

(xiv)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;
(xv)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;
(xvi)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;
(xvii)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;
(xviii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP;
(xix)	Kristen O’Hara, as a nominee for the Board of Directors of the Issuer (the “Board”);
(xx)	Clifford Press, as a nominee for the Board;
(xxi)	George A. Riedel, as a nominee for the Board; and
(xxii)	Edward Terino, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell are referred to as the “Starboard Parties” and BLR Partners, BLRPart GP, BLRGP, Fondren, FMLP, and Mr. Radoff are referred to as the “BLR Parties.” Each of the Reporting Persons is party to that certain Group Agreement and Joinder Agreement thereto, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. Ms. O’Hara’s principal business address is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Mr. Press’ principal business address is c/o Oliver Press Partners, LLC, 152 West 57th Street, 46th Floor, New York, New York 10019. Mr. Terino’s principal business address is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087. Mr. Riedel’s principal business address is 1 Meadowbrook Road, Weston, Massachusetts 02493.

25

CUSIP NO. 61022P100

(c)The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal occupation of Ms. O’Hara is serving as Chief Marketing Officer, Global Media for Time Warner Inc. The principal occupation of Mr. Press is serving as Managing Member of Oliver Press Partners, LLC. The principal occupation of Mr. Riedel is serving on the Board of Directors of Xperi Corporation. Mr. Riedel also teaches part-time at Harvard Business School. The principal occupation of Mr. Terino is serving as Chief Executive Officer of SeaChange International, Inc. and as President of GET Advisory Service LLC.

(d)No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Smith, Mitchell, Feld, Radoff, Press, Riedel and Terino and Ms. O’Hara are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,946,682 Shares beneficially owned by Starboard V&O Fund is approximately $36,740,104, excluding brokerage commissions. The aggregate purchase price of the 225,144 Shares beneficially owned by Starboard S LLC is approximately $4,256,242, excluding brokerage commissions. The aggregate purchase price of the 127,669 Shares beneficially owned by Starboard C LP is approximately $2,400,998, excluding brokerage commissions. The aggregate purchase price of the 253,914 Shares held in the Starboard Value LP Account is approximately $4,830,314, excluding brokerage commissions.

26

CUSIP NO. 61022P100

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 851,137 Shares owned directly by BLR Partners is approximately $15,873,375, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 30, 2018, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of four highly qualified director candidates, Kristen O’Hara, Clifford Press, George A. Riedel and Edward Terino (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their bios below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Kristen M. O’Hara has served as Chief Marketing Officer, Global Media for Time Warner Inc. (“Time Warner”) (NYSE:TWX), a leading media and entertainment company, since May 2011. Prior to that, Ms. O’Hara held several executive roles with Time Warner’s Global Media Group, including serving as its Senior Vice President and Managing Director from 2006 to 2011 and as its Senior Vice President of Marketing and Client Partnerships from 2004 to 2006. From 2002 to 2004, Ms. O’Hara served as the Vice President of Corporate Marketing and Sales Strategy for the Time Inc. division of Time Warner. Before joining Time Warner, Ms. O’Hara served in various positions at Young & Rubicam Inc., a global marketing communications firm, from 1993 to 2002. Ms. O’Hara has served as a director of Iconix Brand Group, Inc. (NASDAQ:ICON), a brand management company, since September 2016. Ms. O’Hara has also served as a trustee of the Signature Theatre Company since June 2012 and was formerly a member of the board of directors of the Data & Marketing Association (DMA), a trade organization that advances and protects responsible data-driven marketing, from November 2012 to January 2016. Ms. O’Hara received a Bachelor of Arts degree from The College of the Holy Cross in English Literature. Ms. O’Hara’s marketing and advertising experience and branding expertise, together with her experience serving as a public company senior executive and director, makes her well qualified to serve on the Board.

Clifford Press has been a Managing Member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005. From 1986 to March 2003, Mr. Press served as a General Partner of Hyde Park Holdings, Inc., a private equity investment firm that he co-founded. Mr. Press currently serves on the Board of Directors of each of Stewart Information Services Corporation (NYSE:STC), a real estate information, title insurance and transaction management company, since October 2016, Quantum Corporation (NYSE:QTM), a provider of scale-out tiered storage, archive and data protection, providing solutions for capturing, sharing, managing and preserving digital assets over the entire data lifecycle, since April 2016, and Drive Shack, Inc. (NYSE:DS), an owner and operator of golf-related leisure and entertainment businesses, since February 2016. From March 2008 to November 2009, Mr. Press served as a director of Coherent Inc. (NASDAQ:COHR), a manufacturer of laser based photonic products. From December 2011 until the company was acquired in February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE:SBX), a specialty provider of multi-jurisdictional workers’ compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services. Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School. Mr. Press’s financial expertise and more than 25 years of experience investing in a broad range of public and private companies, together with his governance oriented public company board experience, makes him well qualified to serve on the Board.

27

CUSIP NO. 61022P100

George A. Riedel has served on the Board of Directors of Xperi Corporation (NASDAQ:XPER)(f/k/a Tessera Holding Corporation (“Tessera Holding”)), a creator, developer and licensor of innovative audio, computational imaging, computer vision and semiconductor packaging and interconnect technologies, since December 2016 when Tessera Technologies, Inc. (“Tessera”) and DTS, Inc. became wholly owned subsidiaries of Tessera Holding pursuant to a merger. Prior to the merger, he had served on the Board of Directors of Tessera (formerly NASDAQ:TSRA) since May 2013. Mr. Riedel also currently teaches part-time at Harvard Business School, a position he has held since January 2018. Mr. Riedel previously served as the Chairman of the Board of Directors of Montreal-based Accedian Networks Inc., a Performance Assurance Solution Specialist for mobile networks and enterprise-to-data center connectivity, from 2010 until March 2017, when it was sold to Bridge Growth Partners. He also served as the Chairman and Chief Executive Officer of Cloudmark, Inc., a leader in security, protecting traffic, data and infrastructure from network threats (“Cloudmark”), until January 2017. Mr. Riedel joined the Cloudmark Board in June 2013, became Chairman in January 2014 and CEO in December 2014. He also previously served on the Boards of Directors of PeerApp Ltd, an Optimized Video Content Delivery service to network operators and providers, from 2011 to September 2015, and Blade Network Technologies, a Top of Rack Switch vendor, from 2009 until its sale to IBM in 2010. Mr. Riedel’s career also included various senior management positions at Nortel Networks Corporation, a then publicly-traded, multinational, telecommunications equipment manufacturer (“Nortel”). In March 2006, Mr. Riedel joined Nortel as part of the turnaround team as the Chief Strategy Officer. His role changed after Nortel initiated creditor protection under the respective restructuring regimes of Canada under the Companies’ Creditors Arrangement Act, the U.S. under the Bankruptcy Code, and the United Kingdom under the Insolvency Act 1986, on January 14, 2009, and subsequently, Israel, to lead the sale/restructuring of various carrier and enterprise business units through a series of transactions to leading industry players such as Ericsson, Avaya and Ciena. Mr. Riedel led the efforts to create stand-alone business units, carve out the relevant P&L and balance sheet elements and assign predominately used patents to enable sales of the assets. In 2010, Mr. Riedel’s role changed to President of Business Units and CSO as he took leadership of the effort to monetize the remaining 6,500 patents and applications patents as well as manage the P&L for several business units that were held for sale. The 2011 patent sale led to an unprecedented transaction of $4.5 billion to a consortium of Apple, Ericsson, RIM, Microsoft and EMC. Prior to Nortel, Mr. Riedel was the Vice President of Strategy and Corporate Development of Juniper Networks, Inc. (NYSE:JNPR), a designer, developer and manufacturer of networking products, from 2003 until 2006, where he led the acquisition of Netscreen Technologies. Mr. Riedel was also previously a Senior Partner at McKinsey & Company, a global management consulting firm, where he spent 15 years serving clients in the telecom and technology sectors in Asia and North America on a range of strategy and growth issues. Mr. Riedel earned a BS with Distinction in Mechanical Engineering from the University of Virginia and his MBA from Harvard Business School. Mr. Riedel has also attended the Stanford Graduate Business School Executive Education Program for Directors. Mr. Riedel’s extensive knowledge of the technology industry and intellectual property licensing, as well as his significant leadership experience as a senior executive and a public company director, makes him well qualified to serve on the Board.

Edward Terino has served as the President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries, since March 2009. Since April 2016, he has served as the Chief Executive Officer of SeaChange International, Inc. (NASDAQ:SEAC), a multinational digital video software company (“SeaChange”). Prior to that, Mr. Terino served as Chief Operating Officer and Executive Vice President of SeaChange from June 2015 to April 2016. Mr. Terino has also served as a member of the Board of Directors of SeaChange since July 2010, where he was formerly Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino served as a director of Baltic Trading Ltd. (formerly NYSE:BALT), an international dry bulk shipping company, from March 2010 until the company was acquired in July 2015, where he served as Chairman of the Audit Committee and a member of the Compensation Committee. From October 2012 through November 2013, Mr. Terino served as a director of Extreme Networks, Inc. (NASDAQ:EXTR), a network switching and services company, where he served as a member of the Audit Committee. Prior to that, Mr. Terino was a director of S1 Corporation (formerly NASDAQ:SONE), an internet banking and payments software company, from April 2007 until February 2012, when S1 Corporation was acquired by ACI Worldwide Inc. While at S1 Corporation, Mr. Terino served as Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino also served as a director of Phoenix Technologies Ltd. (formerly NASDAQ:PTEC), a BIOS software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee, from November 2009 until the company was acquired by Marlin Equity Partners in November 2010. From October 1999 to March 2006, Mr. Terino served as a director of EBT International, Inc. (formerly NASDAQ:EBTI), a web content management software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino also previously served as Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd. (formerly NYSE:ATB), an international seaborne transporter of crude oil and petroleum products, from July 2005 until December 2008, when the company merged with General Maritime Corporation. From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer and Treasurer of Art Technology Group, Inc. (formerly NASDAQ:ARTG), an e-commerce software company that was later acquired. Prior to 2001, Mr. Terino held senior financial and operational management positions over a 15-year period with several publicly traded technology and educational publishing companies. Mr. Terino began his career at Deloitte & Touche and spent nine years in their consulting services organization. Mr. Terino earned a BS degree in Management from Northeastern University and an MBA from Suffolk University. Mr. Terino’s depth of experience serving for over a decade on the Boards of Directors of public and private companies and in senior executive roles of various companies, including as CEO of Seachange, makes him well qualified to serve on the Board.

28

CUSIP NO. 61022P100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,734,360 Shares outstanding, as of October 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on January 30, 2018, Starboard V&O Fund beneficially owned 1,946,682 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,946,682
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,946,682
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on January 30, 2018, Starboard S LLC beneficially owned 225,144 Shares.

Percentage: Less than 1%

29

CUSIP NO. 61022P100

(b)	1. Sole power to vote or direct vote: 225,144
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,144
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on January 30, 2018, Starboard C LP beneficially owned 127,669 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 127,669 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 127,669 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,669
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

30

CUSIP NO. 61022P100

F.	Starboard Value LP

(a)	As of the close of business on January 30, 2018, 253,914 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.
H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.
31

CUSIP NO. 61022P100

I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,553,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,553,409
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.
J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,946,682 Shares owned by Starboard V&O Fund, (ii) 225,144 Shares owned by Starboard S LLC, (iii) 127,669 Shares owned by Starboard C LP, and (iv) 253,914 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,553,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,553,409

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.
K.	BLR Partners
(a)	As of the close of business on January 30, 2018, BLR Partners beneficially owned 851,137 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLR Partners has not entered into any transactions in the Shares during the past sixty days.
32

CUSIP NO. 61022P100

L.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLRPart GP has not entered into any transactions in the Shares during the past sixty days.
M.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	BLRGP has not entered into any transactions in the Shares during the past sixty days.
N.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	Fondren Management has not entered into any transactions in the Shares during the past sixty days.
33

CUSIP NO. 61022P100

O.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 851,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 851,137

(c)	FMLP has not entered into any transactions in the Shares during the past sixty days.
P.	Mr. Radoff
(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 851,137 Shares owned by BLR Partners.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 851,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 851,137
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past sixty days.
Q.	Ms. O’Hara
(a)	As of the close of business on January 30, 2018, Ms. O’Hara did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)Ms. O’Hara has not entered into any transactions in the Shares during the past sixty days.

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CUSIP NO. 61022P100

R.	Mr. Press
(a)	As of the close of business on January 30, 2018, Mr. Press did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)Mr. Press has not entered into any transactions in the Shares during the past sixty days.

S.	Mr. Riedel
(a)	As of the close of business on January 30, 2018, Mr. Riedel did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)Mr. Riedel has not entered into any transactions in the Shares during the past sixty days.

T.	Mr. Terino
(a)	As of the close of business on January 30, 2018, Mr. Terino did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)Mr. Terino has not entered into any transactions in the Shares during the past sixty days.

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CUSIP NO. 61022P100

As of the close of business on January 30, 2018, the Reporting Persons collectively beneficially owned an aggregate of 3,404,546 Shares, constituting approximately 8.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 30, 2018, Messrs. Press, Riedel and Terino and Ms. O’Hara entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Group Agreement, dated August 21, 2017, by and among Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Messrs. Smith, Mitchell and Feld, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff (the “Group Agreement”), pursuant to which each of Messrs. Press, Riedel and Terino and Ms. O’Hara agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Group Agreement was filed as Exhibit 99.1 to the Schedule 13D.

Pursuant to letter agreements, Starboard V&O Fund and BLR Partners and their respective affiliates have agreed to indemnify each of Messrs. Riedel and Terino and Ms. O’Hara against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting (the “Solicitation”) and any related transactions.

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CUSIP NO. 61022P100

Pursuant to letter agreements, Starboard V&O Fund and BLR Partners have agreed to compensate Messrs. Riedel and Terino and Ms. O’Hara for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund and BLR Partners have agreed to pay each of Messrs. Riedel and Terino and Ms. O’Hara (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation.

Pursuant to the Compensation Letter Agreements, each of Messrs. Riedel and Terino and Ms. O’Hara has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Riedel and Terino and Ms. O’Hara shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Each of Messrs. Riedel and Terino and Ms. O’Hara further agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Riedel and Terino and Ms. O’Hara may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder Agreement to the Group Agreement, dated January 30, 2018.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Powers of Attorney.

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CUSIP NO. 61022P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Kristen O’Hara, Clifford Press, George A. Riedel and Edward Terino

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CUSIP NO. 61022P100

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

39